File Pursuant to Rule 424(b)(3)

File No. 333-128130

PROSPECTUS SUPPLEMENT NO. 2

TO PROSPECTUS DATED

DECEMBER 2, 2005

$120,000,000

Symmetricom, Inc.

3 1/4% Contingent Convertible Subordinated Notes due 2025
and the Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supersedes and replaces the sections entitled “Selling Securityholders” and “Plan of Distribution” contained in the prospectus of Symmetricom, Inc. dated December 2, 2005, and relates to the potential sale from time to time by the selling securityholders identified in this prospectus supplement of up to $120,000,000 aggregate principal amount of our 3 1/4% Contingent Convertible Subordinated Notes due 2025 and our shares of common stock issuable upon conversion of the notes. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated December 2, 2005.

Investing in the notes and our common stock involves risk. See “Risk Factors” beginning on page 8 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 27, 2006

TABLE OF CONTENTS

Page

PROSPECTUS SUPPLEMENT

SELLING SECURITYHOLDERS	S-1
PLAN OF DISTRIBUTION	S-5

SELLING SECURITYHOLDERS

The notes covered by this prospectus were originally issued by us to initial purchasers in transactions exempt from the registration requirements of the Securities Act in June 2005.  The notes were immediately resold by the initial purchasers to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act.  The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of such notes. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests.

The table below sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder may offer pursuant to this prospectus and the maximum number of shares of common stock into which such notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of the outstanding common stock.

The principal amounts of the notes provided in the table below are based on information provided to us by each of the selling securityholders on or before January 26, 2006, and the percentages are based on $120,000,000 principal amount at maturity of notes outstanding.  The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon conversion of the notes.  The number of shares of common stock that may be sold is calculated based on the current conversion rate of 80.0641 shares of common stock per $1,000 principal amount notes and a cash payment in lieu of any fractional shares.

Since the date on which each selling securityholder provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the notes or the shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales.

Name	Principal Amount of Notes Beneficially Owned and Offered for Resale Under This Prospectus (1)	Percentage of Outstanding Notes Beneficially Owned and Offered for Resale Under this Prospectus (1)	Shares of Common Stock Owned Prior to the Offering (2)	Conversion Shares Being Offered for Resale Under This Prospectus (3)	Shares of Common Stock Owned After the Offering (4)
Akanthos Arbitrage Master Fund, LP	$10,000,000	8.3%	480,400	800,640	480,400	(23)
Akela Capital Master Fund, LTD (5)	$6,000,000	5.0%	—	480,384	—
Alexandra Global Markets Fund LTD (6)	$5,000,000	4.2%	—	400,320	—
American Investors Life Insurance Co. (7)	$750,000	*	—	60,048	—
Anthony Munk (8)	$100,000	*	—	8,006	—
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd. (9)	$6,820,000	5.7%	—	546,036	—
Argent Classic Convertible Arbitrage Fund II L.P. (10)	$310,000	*	—	24,819	—
Argent Classic Convertible Arbitrage Fund L.P. (10)	$820,000	*	—	65,652	—
Aristeia International Limited (11)	$9,324,000	7.8%	—	746,517	—
Aristeia Partners LP (12)	$1,776,000	1.5%	—	142,193	—
BP Amoco PLC Master Trust (29)	$561,000	*	33,697	44,915	33,697
CIBC World Markets	$5,000,000	4.2%	185,319	400,320	185,319

Name	Principal Amount of Notes Beneficially Owned and Offered for Resale Under This Prospectus (1)	Percentage of Outstanding Notes Beneficially Owned and Offered for Resale Under this Prospectus (1)	Shares of Common Stock Owned Prior to the Offering (2)	Conversion Shares Being Offered for Resale Under This Prospectus (3)	Shares of Common Stock Owned After the Offering (4)
Citadel Equity Fund Ltd (15)(28)	$12,500,000	10.4%	574,310	1,000,800	574,310	(26)
CQS Convertible and Quantitative Strategies Master Fund Limited	$10,000,000	8.3%	—	800,640	—
CSS, LLC (14)	$2,500,000	2.1%	—	200,160	—
DBAG London (31) (28)	$11,500,000	9.6%	—	920,736	—
DKR SoundShare Opportunity Holding Fund Ltd. (16)	$3,500,000	2.9%	—	280,224	—
Deutsche Bank Securities Inc.	$1,080,000	*	—	86,469	—
Drawbridge Global Macro Master Fund LTD (17)	$3,000,000	2.5%	—	240,192	—
FrontPoint Convertible Arbitrage Fund LP (18)	$2,500,000	2.1%	130,000	200,160	130,000
Grace Convertible Arbitrage Fund, Ltd (19)	$3,500,000	2.9%	—	280,224	—
HFR RVA Combined Master Fund	$150,000	*	—	12,009	—
Highbridge International LLC (20)	$6,000,000	5.0%	—	480,384	—
Hotel Union & Hotel Industry of Hawaii Pension Plan (29)	$84,000	*	5,046	6,725	5,046
Inflective Convertible Opportunity Fund I, Ltd (7)	$5,000,000	4.2%	110,175	400,320	110,175
Inflective Convertible Opportunity Fund I, L.P. (7)	$1,500,000	1.3%	36,070	120,096	36,070
Institutional Benchmarks Master Fund, LTD	$1,000,000	*	—	80,064	—
Lyxor/Inflective Convertible Opportunity Fund, Ltd (7)	$1,500,000	1.3%	28,855	120,096	28,855
Lyxor/Quest Fund Ltd (21)	$100,000	*	—	8,006	—
Mohican VCA Master Fund, Ltd.(22)	$2,590,000	2.2%	96,252	207,365	96,252
MSS Convertible Arbitrage 2 (10)	$40,000	*	—	3,202	—
Pebble Limited Partnership (8)	$900,000	*	—	72,057	—
Quest Global Convertible Master Fund Ltd (21)	$400,000	*	—	32,025	—
RBC Capital Markets	$8,700,000	7.3%	489,960	696,557	489,960	(30)
Sphinx Convertible Arb Fund SPC c/o SSI Investment Mgmt (29)	$330,000	*	19,822	26,421	19,822
The City of Southfield Fire & Police Retirement System (29)	$21,000	*	1,261	1,681	1,261
The Estate of James Campbell CH (29)	$53,000	*	3,184	4,243	3,184
The Estate of James Campbell EST2 (29)	$423,000	*	25,408	33,867	25,408
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited	$1,500,000	1.3%	95,000	120,096	95,000
Viacom Inc. Pension Plan Master Trust (29)	$28,000	*	1,682	2,241	1,682
Vicis Capital Master Fund (25)	$2,000,000	1.7%	—	160,128	—
Wachovia Securities International LTD. (28)	$8,000,000	6.7%	—	640,512	—
Whitebox Convertible Arbitrage Partners LP	$4,000,000	3.3%	—	320,256	—
Whitebox Diversified Convertible Arbitrage	$1,000,000	*	—	80,064	—
Xavex Convertible Arbitrage Fund (10)	$310,000	*	—	24,819	—
Any other holder of notes or future transferee, pledgee, donee or successor of any holder (27)	$—	—	—	—	—

Total:	$120,000,000	100.0%	2,316,441	9,607,692	2,316,441

*  Less than one percent of the notes or common stock outstanding, as applicable.

(1)           This table assumes that all of the notes held by each selling securityholder are sold, and, thus, none are owned after the offering.

(2)           Does not include shares of common stock issuable upon conversion of the notes.

(3)           Consists of shares of common stock issuable upon conversion of the notes, assuming a conversion rate of 80.0641 shares of common stock per $1,000 principal amount of notes and cash payment in lieu of any fractional share.  The conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights.”  Numbers in this column do not add up to Total due to cash payments in lieu of fractional shares.

(4)           Assumes that all of the common stock into which the notes are convertible is sold.

(5)           Anthony B. Bosco has voting or investment power over these securities.

(6)           Alexandra Investment Management LLC, a Delaware limited liability company (“Alexandra”), serves as investment advisor to Alexandra Global Master Fund Ltd.  By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by Alexandra Global Master Fund Ltd.  Alexandra disclaims benefical ownership of such shares of common stock.  Messrs. Mikhail A. Filimonov and Dimitri Sogoloff are managing members of Alexandra.  By reason of such relationship, Messrs. Filimonov and Sogoloff may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by Alexandra Global Master Fund Ltd.  Messrs. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock.

(7)           Thomas J. Ray, President and CIO, Inflective Asset Management, LLC has voting or investment power over these securities.

(8)           Louise Morwic and Bryn Joynt of Silvercreek Management, Inc. have voting or investment power over these securities.

(9)           Henry J. Cox has voting or investment power over these securities.

(10)         Nathanial Brown and Robert Richardson have voting or investment power over these securities.

(11)         Aristeia Capital LLC is the investment manager for Aristeia International Limited.  Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch and Anthony Frascella.

(12)         Aristeia Advisors LLC is the investment manager for Aristeia Partners LP.  Aristeia Advisors LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and Bill Techar.

(14)         Michael J. Carusillo, Clayton A. Struve and Nicholas D. Schoewe have voting or investment power over these securities.

(15)         Citadel Limited Partnership is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd.  Kenneth C. Griffin indirectly controls Citadel Limited Partnership and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd.  Mr. Griffin disclaims beneficial ownership of the shares held by Citadel Equity Fund Ltd.

(16)         DKR Capital Partners L.P. (“DKR LP”) is a registered investment adviser with the Securities and Exchange Commission and, as such, is the investment manager to DKR SoundShore Opportunity Holding Fund Ltd. (the “Fund”).  DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP.  As such, DKR LP and certain portfolio managers have shared dispositive voting power over the securities.  Tom Kirvaitis has trading authority over the shares included in this prospectus.  Mr. Kirvaitis disclaims ultimate beneficial ownership of the shares.

(17)         Steven Qian has voting or investment power over these securities.

(18)         FrontPoint Convertible Arbitrage Fund GP LLC is the general partner of FrontPoint Convertible Arbitrage Fund, L.P.  FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP LLC, and as such has voting and dispositive power over the securities held by the fund.  Philip Duff, W. Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Parnters LLC and are the sole members of its management committee.  Messrs. Duff, Cafray and Ghaffari and FrontPoint Partners LLC and FrontPoint Convertible Arbitrage Fund GP, LLC each disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(19)         Bradford Whitmore and Michael Brailon have voting or investment power over these securities.

(20)         Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and consequently has voting control and investment discretion over securities held by Highbridge International LLC.  Glenn Dubin and Henry Swieca control Highbridge Capital Management LLC.  Each of Highbridge Capital Management LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(21)         Frank Campana has voting or investment power over these securities.

(22)         Eric C. Hage and Daniel C. Hage have voting or investment power over these securities.

(23)         Represents 1.0% of Symmetricom’s outstanding Common Stock based on 45,877,334 shares outstanding as of January 25, 2006.

(25)         Sky Lucas, Shad Stastney and John Succo have voting or investment power over these securities.

(26)         Represents 1.2% of Symmetricom’s outstanding Common Stock based on 45,877,334 shares outstanding as of January 25, 2006.

(27)         We will identify additional selling securityholders, if any, by prospectus supplements or post-effective amendments before they offer or sell their securities.

(28)         Selling securityholder has identified itself as an affiliate of a broker-dealer.  Each such selling securityholder has informed us that: (a) such selling securityholder acquired its notes in the ordinary course of business and (b) at the time that the notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes or the common stock issuable upon conversion of the notes.

(29)         John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting or investment power over these securities.

(30)         Represents 1.1% of Symmetricom’s outstanding Common Stock based on 45,877,334 shares outstanding as of January 25, 2006.

(31)         Patrick Corrigan has voting or investment power over these securities.

Information concerning other selling securityholders will be set forth in prospectus supplements or post-effective amendments from time to time, if required. Information concerning the securityholders may change from time to time and any changed information will be set forth in prospectus supplements or post-effective amendments if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the notes are convertible may increase or decrease.

The initial purchasers purchased all of the notes from us in private transactions in June 2005. All of the notes were restricted securities under the Securities Act prior to this registration.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the underlying common stock may be sold in one or more transactions at:

•                  fixed prices;

•                  prevailing market prices at the time of sale;

•                  prices related to the prevailing market prices;

•                  varying prices determined at the time of sale; or

•                  negotiated prices.

These sales may be effected in transactions:

•                  for the common stock, on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•                  in the over-the-counter market;

•                  otherwise than on such exchanges or services or in the over-the-counter market;

•                  through the writing of options (including the issuance by a selling securityholder of derivative securities), whether the options or such other derivative securities are listed on an options or other exchange or otherwise; or

•                  through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.  The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the notes or the underlying common stock, which the broker-dealer or other financial institution may resell pursuant to the prospectus.  The selling securityholders may also enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transaction.

The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock pursuant to this prospectus will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

The selling securityholders and any broker-dealers or agents that participate in the sale of the notes and the underlying common stock may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.  Selling securityholders who are deemed to be underwriters within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.  To the extent the selling securityholders may be deemed to be underwriters, they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

Any selling securityholder who is a “broker-dealer” is an “underwriter” within the meaning of Section 2(11) of the Securities Act.  To our knowledge based upon information provided to us by selling securityholders, the only selling securityholders who are registered broker dealers are CIBC World Markets, CSS, LLC, Deutsche Bank Securities Inc., RBC Capital Markets and Wachovia Securities International LTD., and as such they are deemed to be underwriters of the notes and the underlying common stock within the meaning of the Securities Act. Other than the performance of investment banking, commercial banking, advisory and other commercial services for us in the ordinary course of business, we do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of the board of directors. These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilization transactions involving the purchase or distribution of these securities by these securityholders. To our knowledge, none of the selling securityholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder. Regulation M of the Securities Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with, and have agreed that they will comply with, the provisions of the Securities Exchange Act and the rules and regulations thereunder, particularly Regulation M.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

A selling securityholder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•                  the specific notes or common stock to be offered and sold;

•                  the names of the selling securityholders;

•                  the respective purchase prices and public offering prices and other material terms of the offering;

•                  the names of any participating agents, broker-dealers or underwriters; and

•                  any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that we and the selling securityholders will indemnify each other and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the underlying common stock to the public.  However, each selling securityholder will be responsible for payment of all brokerage commissions with respect to any notes and underlying common stock sold by it and, except for the reasonable fees and disbursements of one firm of counsel chosen by the holders of a majority in amount of the notes and underlying common stock, the Company is not responsible for the fees and expenses of any counsel, accountant or advisor for any selling securityholder.